CHARRON FAVREAU, S.P.C.



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**COMMON STOCK SUBSCRIPTION AND PURCHASE
AGREEMENT DATED:** __[EFFECTIVE DATE]____

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TABLE OF CONTENTS

TABLE OF CONTENTS
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TABLE OF CONTENTS
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EXHIBITS

A   Schedule of Investors
B   Articles of Incorporation
C   Investors' Rights Agreement
D   Voting Agreement
E   Right of First Refusal & Co-Sale Agreement
F   Schedule of Exceptions
G   Founder
H   Officer's Certificate

CHARRON FAVREAU, S.P.C.

COMMON STOCK SUBSCRIPTION AND PURCHASE AGREEMENT

This Common Stock Subscription and Purchase Agreement (this "**Agreement**") is made as of [EFFECTIVE DATE] and among Charron Favreau, S.P.C., a Washington Social Purpose Corporation (the "**Company**"), the individuals and entities (each an "**Investor**" and collectively the "**Investors**") listed on the Schedule of Investors attached hereto as Exhibit A (the "**Schedule of Investors**"), and the shareholder listed as "Founder" on Exhibit G hereto (the "**Founder**").

SECTION 1
Authorization, Sale and Issuance of Common Stock

1.1 *Authorization*

The Company will, at or prior to the Closing (as defined below):

(a)   adopt and file the Articles of Incorporation in substantially the form attached hereto as Exhibit A (the "**Articles**");

(b)   complete a merger transaction by which all existing equity securities of Charron Favreau, LLC, a California LLC, are converted to stock of the Company on a one unit-for-one share basis (the "**Merger**");

(c)   convert all of the existing Charron Favreau, LLC 2017 Convertible Promissory Notes into shares of Common Stock of the Company on the terms of said notes;

(d)   obtain subscriptions from a minimum of $50,050 of new investors on the terms hereof; and

(e)   reserve sufficient shares of its Common Stock for issuance pursuant to the terms hereof.

1.2 *Sale and Issuance of Shares*

Subject to the terms and conditions of this Agreement, each Investor agrees, severally and not jointly, to purchase, and the Company agrees to sell and issue to each Investor, the number of shares of Common Stock ("**Shares**") set forth in the column designated "Number of Common Shares" opposite such Investor's name on the Schedule of Investors at a cash purchase price of Four Dollars and Fifty-Five Cents ($4.55) per share (the "**Purchase Price**"). The Company's agreement with each Investor is a separate agreement, and the sale and issuance of the Shares to each Investor is a separate sale and issuance.

1.3   *WeFunder and Major Investors*

Some or all of the Investors are purchasing through WeFunder (as "**Designated Lead Investor**") pursuant to and in compliance with the U.S. Securities Exchange Commission's ("**SEC**") Regulation Crowdfunding ("**Reg Crowdfunding**"). Any Investor, whether purchasing through WeFunder or directly in accordance with the SEC's Regulation D ("**Reg D**"), and purchasing at or above $25,000 of Shares (a "**Major Investor**") will be subject to all of the terms hereof and of the Agreements, as defined herein; provided that, an Investor will only be a Major Investor if WeFunder has verified the status of the Investor as an Accredited Investor, as defined in Reg D, pursuant to Reg D, Rule 506(c).

1.4   *Appointment and Liability of Proxy*

(a)   *Appointment*. Each Investor that is not a Major Investor hereby appoints, and shall appoint in the future upon request, the Founder or designee of the Founder as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all of the Shares purchased and held by Investor, (ii) give and receive notices and communications, (iii) execute any instrument or document that the Founder determines is necessary or appropriate in the exercise of the Founder's authority under this instrument and (iv) take all actions necessary or appropriate in the judgment of the Founder for the accomplishment of the foregoing. The proxy and power hereby granted by the Investor are coupled with an interest, and such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding Shares issued pursuant to the terms of this Agreement. The Founder is an intended third-party beneficiary of provision and has the right, power and authority to enforce the provisions hereof as though he was a party hereto.

(b)   *Liability*. Other than with respect to gross negligence or willful misconduct, the Proxy will not be liable for any act done or omitted in his, her or its capacity as representative of the Investor pursuant to this instrument while acting in good faith, and any act done or omitted pursuant to the written advice of outside counsel will be conclusive evidence of such good faith. The Proxy has no duties or responsibilities except those expressly set forth in this instrument, and no implied covenants, functions, responsibilities, duties, obligations or liabilities on behalf of the Investor otherwise exist against the Proxy. The Investor shall indemnify, defend and hold harmless the Proxy from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, "Proxy Losses") arising out of or in connection with any act done or omitted in the Proxy's capacity as representative of the Investor pursuant to this instrument, in each case as such Proxy Losses are suffered or incurred; *provided*, that in the event that any such Proxy Losses are finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Proxy, the Proxy shall reimburse the Investor the amount of such indemnified Proxy Losses to the extent attributable to such gross negligence or willful misconduct (provided that the Proxy's aggregate liability hereunder shall in no event exceed the

Purchase Amount). In no event will the Proxy be required to advance his, her or its own funds on behalf of the Investor or otherwise. The Investor acknowledges and agrees that the foregoing indemnities will survive the resignation or removal of the Proxy or the termination of this instrument. A decision, act, consent or instruction of the Proxy constitutes a decision of the Investor and is final, binding and conclusive upon the Investor. The Company, members of the Company and any other third party may rely upon any decision, act, consent or instruction of the Proxy as being the decision, act, consent or instruction of the Investor. The Company, members of the Company and any other third party are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Proxy.

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SECTION 2

Closing Dates and Delivery

2.1 *Closings*

(a) The purchase, sale and issuance of the Shares shall take place such times as places as the Company and the Investors purchasing Shares at such Closing agree (each, a "**Closing**"). The first purchase and sale of the Shares under this Agreement shall take place at the offices of FarPoint Venture Law PC, 2604 3rd Avenue, Suite 100, Seattle, Washington, 98121 at 10:00 a.m. local time on such date as the Company shall determine (the "**Initial Closing**").

(b) Upon execution and delivery of the signature page hereto (the "**Joint Signature Page**"), an Investor subscribes to, and becomes irrevocably committed subject to the conditions hereof to, such Investor's respective Share purchase. By execution of the Joint Signature Page the Investor shall become a party to, and be bound by, this Agreement, the Investors' Rights Agreement in substantially the form attached hereto as Exhibit C (the "**Rights Agreement**"), the Voting Agreement in substantially the form attached hereto as Exhibit D (the "**Voting Agreement**"), and the Right of First Refusal and Co-Sale Agreement in substantially the form attached hereto as Exhibit E (the "**Co-Sale Agreement**," and together with this Agreement, the Voting Agreement and the Rights Agreement, the "**Agreements**").

(c) At the Initial Closing, the Initial Closing Investors listed on the Schedule of Investors shall purchase the shares reflected on the Schedule of Investors with respect to the Initial Closing, subject to the terms and conditions of this Agreement.

2.2 *Subsequent Closings*

Shares not purchased by the Initial Closing Investors (including those purchased by existing investors pursuant to contractual rights) listed on the Schedule of Investors may be sold by the Company to third parties, provided that any such additional purchaser shall be required to execute the Joint Signature Page. Any additional purchaser so acquiring Common Shares shall be considered an "Investor" for purposes of this Agreement, an "Investor" and "Holder" for purposes of the Rights Agreement, an "Investor" for purposes of the Co-Sale Agreement, and an "Investor" for purposes of the Voting Agreement, and any stock so acquired by such additional purchaser shall be considered "Common Stock" for purposes of this Agreement and all other agreements contemplated hereby and shall be considered "Registrable Securities" for purposes of the Rights Agreement. The Schedule of Investors shall be updated and amended from time to time to add to the Schedule of Investors all Investors purchasing at subsequent Closings until all Shares are sold or the offering is terminated.

2.3 *Delivery*

At or within a reasonable time after each Closing, the Company will deliver via email to each Investor an electronic certificate registered in the Investor's name on the Company's online transfer agent Carta, representing the number of Shares that the Investor is purchasing against payment of the purchase price therefor as set forth in the column designated "Purchase Price" opposite such Investor's name on the Schedule of Investors, by (a) check payable to the Company, (b) wire transfer in accordance with the Company's instructions, or (c) conversion of other security as allowed by the Company, or (d) any combination of the foregoing.

SECTION 3

Representations and Warranties of the Company

The Company shall deliver a Schedule of Exceptions, in form attached hereto as Exhibit F (each, a "**Schedule of Exceptions**"), to the Investors in connection with the Initial Closing. Except as set forth on the Schedule of Exceptions delivered to Investors at the Initial Closing or as otherwise stated in the Company's WeFunder Disclosure Materials, the Company hereby represents and warrants to the Investors as of the Initial Closing as follows:

3.1 *Organization, Good Standing and Qualification*

The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Washington. The Company has the requisite corporate power and authority to own and operate its properties and assets, to carry on its business as presently conducted or proposed to be conducted, to execute and deliver the Agreements, to issue and sell the Shares and to perform its obligations pursuant to the Agreements and the Articles. The Company is presently qualified to do business as a foreign corporation in each jurisdiction where the failure to be so qualified could reasonably be expected to have a material adverse effect on the Company's financial condition, operations or business as now conducted or proposed to be conducted (a "**Material Adverse Effect**").

3.2 *Subsidiaries*

Except as set forth on the Schedule of Exceptions, the Company presently holds no direct or indirect ownership interests in subsidiary entities.

3.3 *Capitalization*

(a) Immediately prior to the Initial Closing, the authorized capital stock of the Company will consist of fifty million (50,000,000) shares of Common Stock (the "**Common Stock**") and twenty million (20,000,000) shares of preferred stock. Of such authorized shares of Common Stock, there will be 1,400,000 shares issued and outstanding. The Company has also reserved shares for issuance upon conversion of the Company's 2017 6% Convertible Promissory Notes (the "**Notes**"), which Notes were issued in a WeFunder offering and a Reg D Offering, and the conversion of such Notes will occur at the Initial Closing. The total number shares to be issued on conversion of Notes will be determined based the principal of the notes and interest to the date of conversion, and the conversion price which is a discount to the price of the Common Stock subject to a $5 million valuation cap. No shares of preferred stock are designated, issued or outstanding. Section 3.3 of the Schedule of Exceptions sets forth an estimated pre-offering and anticipated-post offering share capitalization table that reflect the results of the Merger, the completion of this sale and the conversion of Notes.

(b) The outstanding shares of Common Stock have been duly authorized and validly issued in compliance with applicable laws, and are fully paid and nonassessable.

(c) The Company has reserved:

(i) the Shares for issuance pursuant to this Agreement and on conversion of the Notes; and

(ii) 30,000 shares of Common Stock for issuance upon exercise of stock options issued under the Charron Favreau, Inc 2019 Stock Plan (as may be adjusted in accordance with the provisions of such plan);

(d) The rights, preferences, privileges and restrictions of the Shares, if any, are as stated in the Articles.

(e) The Shares, when issued and delivered and paid for in compliance with the provisions of this Agreement, will be validly issued, fully paid and nonassessable. The Shares will be free of any liens or encumbrances, other than any liens or encumbrances created by or imposed upon the Investors; provided, however, that the Shares are subject to restrictions on transfer under U.S. state and/or federal securities laws and as set forth herein and in the Rights Agreement and the Co-Sale Agreement. Except as set forth in the Rights Agreement and the Co-Sale Agreement, the Shares are not subject to any preemptive rights or rights of first refusal.

3.4 *Authorization*

All corporate action on the part of the Company and its directors, officers and shareholders necessary for the authorization, execution and delivery of the Agreements by the Company, the authorization, sale, issuance and delivery of the Shares, and the performance of all of the Company's obligations under the Agreements has been taken or will be taken prior to the

Initial Closing. The Agreements, when executed and delivered by the Company, shall constitute valid and binding obligations of the Company, enforceable in accordance with their terms, except (i) as limited by laws of general application relating to bankruptcy, insolvency and the relief of debtors, (ii) as limited by rules of law governing specific performance, injunctive relief or other equitable remedies and by general principles of equity, and (iii) to the extent the indemnification provisions contained in this Agreement and the Agreements may further be limited by applicable laws and principles of public policy.

3.5 *Financial Statements*

The Company has delivered to each Investor its unaudited annual financial statements (including balance sheet and income statement) as of December 31, 2017 and interim financial statements for the nine-months ended September 30, 2018 (the "**Financial Statements**"). The Financial Statements have been prepared in accordance with generally accepted accounting principles, and reviewed by independent certified public accountants. The Financial Statements fairly present, in all material respects, the financial condition and operating results of the Company as of the dates, and for the periods, indicated therein. Except as set forth in the Financial Statements and in Section 3.5 of the Schedule of Exceptions, the Company has no material liabilities or obligations, contingent or otherwise, other than (i) liabilities incurred in the ordinary course of business subsequent to December 31, 2017, (ii) obligations under contracts and commitments incurred in the ordinary course of business, and (iii) liabilities and obligations of a type or nature not required under generally accepted accounting principles to be reflected in the Financial Statements, which, in all such cases, individually and in the aggregate would not have a Material Adverse Effect.

3.6 *Material Contracts*

Except for the agreements explicitly contemplated hereby or reflected in Section 3.6 of the Schedule of Exceptions, there are no agreements, understandings, instruments, contracts, proposed transactions, judgments, orders, writs or decrees to which the Company is a party or, to its knowledge, by which the Company is bound which may involve (i) obligations of, or payments to, the Company in excess of $100,000 (other than obligations of, or payments to, the Company arising from purchase or sale agreements entered into in the ordinary course of business), or (ii) the license of any patent, copyright, trade secret or other proprietary right to or from the Company (each, a "**Material Contract**", collectively the "**Material Contracts**"). To the Company's knowledge, all of the Material Contracts are valid, binding and in full force and effect in all material respects, subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing specific performance, injunctive relief or other equitable remedies and to general principles of equity. To the Company's knowledge, neither the Company nor any other party to the Material Contracts is in material default under any of such Material Contracts.

3.7 *Intellectual Property*

To the knowledge of the Company (without having conducted any special investigation or patent search), the Company owns or possesses or can obtain on commercially reasonable terms sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses (software or otherwise), information, processes and similar proprietary rights ("**Intellectual Property**") necessary to the business of the Company as presently conducted and as proposed to be conducted as described in the CIM, the lack of which could reasonably be expected to have a Material Adverse Effect. The Schedule of Exceptions contains a complete list of the Company's patents, trademarks, copyrights and domain names and pending patent, trademark and copyright applications. Except for agreements with its own employees or consultants, standard end-user license agreements, support/maintenance agreements and agreements entered in the ordinary course of the Company's business, there are no outstanding options, licenses or agreements relating to the Intellectual Property, and the Company is not bound by or a party to any options, licenses or agreements with respect to the Intellectual Property of any other person or entity. The Company has not received any written communication alleging that the Company has violated any of the Intellectual Property of any other person or entity, nor is the Company aware of any basis therefor.

3.8 Intentionally left blank

3.9 *Title to Properties and Assets; Liens*

The Company has good and marketable title to its properties and assets, and has good title to all its leasehold interests, in each case subject to no material mortgage, pledge, lien, lease, encumbrance or charge, other than (i) liens for current taxes not yet due and payable, (ii) liens imposed by law and incurred in the ordinary course of business for obligations not past due, (iii) liens in respect of pledges or deposits under workers' compensation laws or similar legislation, and (iv) liens, encumbrances and defects in title which do not in any case materially detract from the value of the property subject thereto or have a Material Adverse Effect, and which have not arisen otherwise than in the ordinary course of business. With respect to the property and assets it leases, the Company is in compliance with such leases in all material respects and, to its knowledge, holds a valid leasehold interest free of any liens, claims or encumbrances, subject to clauses (i)-(iv) above.

3.10 *Compliance with Other Instruments*

The Company is not in violation of any material term of its Articles or Bylaws, each as amended to date, or, to the Company's knowledge, in any material respect of any term or provision of any material mortgage, indebtedness, indenture, contract, agreement, instrument, judgment, order or decree to which it is party or by which it is bound which would have a Material Adverse Effect. To the Company's knowledge, the Company is not in violation of any federal or state statute, rule or regulation applicable to the Company the violation of which would have a Material Adverse Effect. The execution and delivery of the Agreements by the

Company, the performance by the Company of its obligations pursuant to the Agreements, and the issuance of the Shares, will not result in any material violation of, or materially conflict with, or constitute a material default under, the Company's Articles or Bylaws, each as amended to date, or any of its agreements, nor, to the Company's knowledge, result in the creation of any material mortgage, pledge, lien, encumbrance or charge upon any of the properties or assets of the Company.

3.11 *Litigation*

There are no actions, suits, proceedings or investigations pending against the Company or its properties (nor has the Company received written notice of any threat thereof) before any court or governmental agency that questions the validity of the Agreements or the right of the Company to enter into them, or the right of the Company to perform its obligations contemplated thereby, or that, either individually or in the aggregate, if determined adversely to the Company, would or could reasonably be expected to have a Material Adverse Effect or result in any change in the current equity ownership of the Company. The Company is not a party or subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality.

3.12 *Governmental Consent*

No consent, approval or authorization of or designation, declaration or filing with any governmental authority on the part of the Company is required in connection with the valid execution and delivery of this Agreement, or the offer, sale or issuance of the Shares, or the consummation of any other transaction contemplated by this Agreement, except (i) the filing of the Articles with the office of the Secretary of State of the State of California, (ii) the filing of such notices as may be required under the Securities Act of 1933, as amended (the "**Securities Act**") and (iii) such filings as may be required under applicable state securities laws.

3.13 *Permits*

The Company has all franchises, permits, licenses, and any similar authority necessary for the conduct of its business as now being conducted by it and as proposed to be conducted as described in the CIM, the lack of which would have a Material Adverse Effect, and believes it can obtain, without undue burden or expense, any similar authority for the conduct of its business as presently planned to be conducted. The Company is not in default in any material respect under any of such franchises, permits, licenses or other similar authority.

3.14 *Offering*

Subject to the accuracy of the Investors' representations and warranties in Section 4, the offer, sale and issuance of the Shares to be issued in conformity with the terms of this Agreement constitute transactions exempt from the registration requirements of Section 5 of the Securities Act.

3.15 *Registration and Voting Rights*

Except as set forth in the Rights Agreement, the Company is not presently under any obligation and has not granted any rights to register under the Securities Act any of its presently outstanding securities or any of its securities that may hereafter be issued. To the Company's knowledge, except as contemplated in the Voting Agreement, no shareholder of the Company has entered into any agreements with respect to the voting of capital shares of the Company.

3.16 *Employees*

To the Company's knowledge, there are no strike, labor dispute or union organization activities pending or threatened between the Company and any employees. To the Company's knowledge, none of its employees belongs to any union or collective bargaining unit. The Company is not aware that any officer or key employee intends to terminate his employment with the Company, nor does the Company have a present intention to terminate the employment of any officer or key employee.

3.17 *Brokers or Finders*

The Investor will not directly incur as a result of any action taken by the Company, any liability for brokerage or finders' fees or agents' commissions or any similar charges in connection with the Agreements.

3.18 *Environmental and Safety Laws*

To its knowledge, the Company is not in violation of any applicable statute, law, or regulation relating to the environment or occupational health and safety, and to its knowledge, no material expenditures are or will be required in order to comply with any such existing statute, law, or regulation.

3.19 *Corporate Documents*

The Articles and Bylaws of the Company are in the form made available to the Investors. The copy of the minute books of the Company made available to Investors contain complete and correct minutes of all meetings of directors and shareholders and all actions by written consent without a meeting by the directors and shareholders since the date of incorporation and reflects all actions by the directors (and any committee of directors) and shareholders with respect to all transactions referred to in such minutes completely and accurately in all material respects.

SECTION 4

Representations and Warranties of the Investor.

Each Investor hereby, severally and not jointly, represents and warrants to the Company as follows:

4.1 *No Registration*

The Investor understands that the Shares, have not been, and will not be, registered under the Securities Act by reason of a specific exemption from the registration provisions of the Securities Act, the availability of which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of such Investor's representations as expressed herein or otherwise made pursuant hereto.

4.2 *Investment Intent*

The Investor is acquiring the Shares, for investment for its own account, not as a nominee or agent, and not with the view to, or for resale in connection with, any distribution thereof, and that the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor further represents that it does not have any contract, undertaking, agreement or arrangement with any person or entity to sell, transfer or grant participation to such person or entity or to any third person or entity with respect to any of the Shares.

4.3 *Investment Experience; Accredited and Non-Accredited Investors*

If the Investor has checked the box next to "Accredited Investor" on the signature page, the Investor represents that he, she or it is an accredited investor as such term is Reg D, Rule 501. If the Investor has checked the box next to "Unaccredited Investor" on the signature page, the Investor represents that he, she or it is complying with the rules and regulations of Reg Crowdfunding, including the investment limits set forth in Section 4(a)(6) of the Securities Act. The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Investor's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

4.4 *Speculative Nature of Investment*

The Investor understands and acknowledges that the Company has a limited financial and operating history and that an investment in the Company is highly speculative and involves substantial risks. The Investor can bear the economic risk of such Investor's investment and is able, without impairing the Investor's financial condition, to hold the Shares for an indefinite period of time and to suffer a complete loss of such Investor's investment.

4.5 *Access to Data*

The Investor has had access to and has and reviewed the CIM and the agreements proposed and described herein for execution by Investors in connection with the investment, and has had an opportunity to ask questions of, and receive answers from, the officers of the Company concerning the Agreements, the exhibits and schedules attached hereto and thereto and the transactions contemplated by the Agreements, as well as the Company's business, management and financial affairs, which questions were answered to its satisfaction. The Investor believes that it has received all the information the Investor considers necessary or appropriate for deciding whether to purchase the Shares. The Investor understands that such discussions, as well as any information issued by the Company, were intended to describe certain aspects of the Company's business and prospects, but were not necessarily a thorough or exhaustive description. The Investor acknowledges that any business plans prepared by the Company have been, and continue to be, subject to change and that any projections included in such business plans or otherwise are necessarily speculative in nature, and it can be expected that some or all of the assumptions underlying the projections will not materialize or will vary significantly from actual results. The Investor also acknowledges that it is relying solely on its own counsel and not on any statements or representations of the Company or its agents for legal advice with respect to this investment or the transactions contemplated by the Agreements.

4.6 *Non-US Person.*

Any Investor that is not a "US person," as that term is defined in the SEC's Regulation S, Rule 902(k), shall submit to the Company such further assurances of such status as may be reasonably requested by the Company.

4.7 *Residency*

The residency of the Investor (or, in the case of a partnership or corporation, such entity's principal place of business) is correctly set forth on the Schedule of Investors.

4.8 *Rule 144*

The Investor acknowledges that the Shares must be held indefinitely unless subsequently registered under the Securities Act or an exemption from such registration is available. The Investor is aware of the provisions of Rule 144 promulgated under the Securities Act which permit limited resale of shares purchased in a private placement subject to the satisfaction of certain conditions, including among other things, the existence of a public market for the shares, the availability of certain current public information about the Company, the resale occurring not less than one year after a party has purchased and paid for the security to be sold, the sale being effected through a "broker's transaction" or in transactions directly with a "market maker" and the number of shares being sold during any three-month period not exceeding specified limitations. The Investor understands that the current public information referred to above is not now available and the Company has no present plans to make such information available. The Investor acknowledges and understands that notwithstanding any obligation under the Rights Agreement, the Company may not be satisfying the current public information requirement of Rule 144 at the time the Investor wishes to sell the Shares, and that, in such event, the Investor may be precluded from selling such securities under Rule 144, even if the other requirements of

Rule 144 have been satisfied. The Investor acknowledges that, in the event all of the requirements of Rule 144 are not met, registration under the Securities Act or an exemption from registration will be required for any disposition of the Shares or the underlying Common Stock. The Investor understands that, although Rule 144 is not exclusive, the Securities and Exchange Commission has expressed its opinion that persons proposing to sell restricted securities received in a private offering other than in a registered offering or pursuant to Rule 144 will have a substantial burden of proof in establishing that an exemption from registration is available for such offers or sales and that such persons and the brokers who participate in the transactions do so at their own risk.

4.9 *No Public Market*

The Investor understands and acknowledges that no public market now exists for any of the securities issued by the Company and that the Company has made no assurances that a public market will ever exist for the Company's securities.

4.10 *Authorization*

(a) The Investor has all requisite power and authority to execute and deliver the Agreements, to purchase the Shares hereunder and to carry out and perform its obligations under the terms of the Agreements. All action on the part of the Investor necessary for the authorization, execution, delivery and performance of the Agreements, and the performance of all of the Investor's obligations under the Agreements, has been taken or will be taken prior to the Closing.

(b) The Agreements, when executed and delivered by the Investor, will constitute valid and legally binding obligations of the Investor, enforceable in accordance with their terms except: (i) to the extent that the indemnification provisions contained in the Rights Agreement may be limited by applicable law and principles of public policy, (ii) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally, and (iii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies or by general principles of equity.

(c) No consent, approval, authorization, order, filing, registration or qualification of or with any court, governmental authority or third person is required to be obtained by the Investor in connection with the execution and delivery of the Agreements by the Investor or the performance of the Investor's obligations hereunder or thereunder.

4.11 *Brokers or Finders*

The Investor has not engaged any brokers, finders or agents, and neither the Company nor the Investor has, nor will, incur, directly or indirectly, as a result of any action taken by the Investor, any liability for brokerage or finders' fees or agents' commissions or any similar charges in connection with the Agreements.

4.12 *Tax Advisors*

The Investor has reviewed with its own tax advisors the U.S. federal, state, local and foreign tax consequences of this investment and the transactions contemplated by the Agreements. With respect to such matters, the Investor relies solely on such advisors and not on any statements or representations of the Company or any of its agents, written or oral. The Investor understands that it (and not the Company) shall be responsible for its own tax liability that may arise as a result of this investment or the transactions contemplated by the Agreements.

4.13 *Restricted Securities*

The Investor understands that the Shares are "restricted securities" under applicable U.S. federal and state securities laws and that, pursuant to these laws, the Investor must hold the Shares indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities, or an exemption from such registration and qualification requirements is available. The Investor acknowledges that the Company has no obligation to register or qualify the Shares for resale except as set forth in the Rights Agreement. The Investor further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Shares, and on requirements relating to the Company which are outside of the Investor's control, and which the Company is under no obligation and may not be able to satisfy.

4.14 *Legends*

The Investor understands and agrees that the certificates evidencing the Shares, or any other securities issued in respect of the Shares upon any stock split, stock dividend, recapitalization, merger, consolidation or similar event, shall bear the following legend (in addition to any legend required by the Rights Agreement or under applicable state securities laws):

> "THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE, AND MAY NOT BE SOLD, TRANSFERRED, ASSIGNED, PLEDGED OR HYPOTHECATED UNLESS AND UNTIL REGISTERED UNDER SUCH ACT AND/OR APPLICABLE STATE SECURITIES LAWS, OR UNLESS THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL OR OTHER EVIDENCE, REASONABLY SATISFACTORY TO THE COMPANY AND ITS COUNSEL, THAT SUCH REGISTRATION IS NOT REQUIRED."

SECTION 5

Conditions to Investor's Obligations to Close

Each Investor's obligation to purchase the Shares at the Closing is subject to the fulfillment on or before the Closing of each of the following conditions, unless waived by the Investor purchasing the Shares in such Closing:

5.1 *Representations and Warranties*

The representations and warranties made by or regarding the Company in Section 3 (as modified by the disclosures on the Schedule of Exceptions) shall be true and correct in all material respects as of the date of such Closing.

5.2 *Covenants*

All covenants, agreements and conditions contained in this Agreement to be performed by the Company on or prior to the Closing shall have been performed or complied with in all material respects.

5.3 *Blue Sky*

The Company shall have obtained all necessary Blue Sky law permits and qualifications, or have the availability of exemptions therefrom, required by any state for the offer and sale of the Shares.

5.4 *Merger Agreement*

The transactions set forth in the Merger Agreement shall have been consummated.

5.5 *Rights Agreement*

The Company, the Founder and Investors shall have executed and delivered the Rights Agreement.

5.6 *Voting Agreement*

The Company, the Founder and Investors shall have executed and delivered the Voting Agreement.

5.7 *Co-Sale Agreement*

The Company, the Founder and Investors shall have executed and delivered the Co-Sale Agreement.

5.8 *Closing Deliverable*

The Company shall have made available a certificate executed by the Chief Executive Officer of the Company on behalf of the Company, in substantially the form attached hereto as Exhibit H, certifying the satisfaction of the conditions to closing listed in Sections 5.1 and 5.2.

SECTION 6

Conditions to Company's Obligation to Close

The Company's obligation to sell and issue the Shares at the Closing to an Investor is subject to the Investor's tender of the purchase consideration and to fulfillment on or before such Closing of the following conditions, unless waived by the Company:

6.1 *Representations and Warranties*

The representations and warranties made by the Investor in such Closing in Section 4 shall be true and correct in all material respects when made and shall be true and correct in all material respects as of the date of such Closing.

6.2 *Covenants*

All covenants, agreements and conditions contained in the Agreements to be performed by Investor on or prior to the date of such Closing shall have been performed or complied with in all material respects as of the date of such Closing.

6.3 *Compliance with Securities Laws*

The Company shall be satisfied that the offer and sale of the Shares shall be qualified or exempt from registration or qualification under all applicable federal and state securities laws (including receipt by the Company of all necessary blue sky law permits and qualifications required by any state, if any).

6.4 *Contribution and Reincorporation Merger Agreement*

The transactions set forth in the Contribution and Reincorporation Merger Agreement shall have been consummated.

6.5 *Rights Agreement*

The Company, the Founder and the Investor shall have executed and delivered the Rights Agreement.

6.6 *Voting Agreement*

The Company, the Founder and the Investor shall have executed and delivered the Voting Agreement.

6.7 *Co-Sale Agreement*

The Company, the Founder and the Investor shall have executed and delivered the Co-Sale Agreement.

SECTION 7

Miscellaneous

7.1 *Amendment*

Except as expressly provided herein, neither this Agreement nor any term hereof may be amended, waived, discharged or terminated other than by a written instrument referencing this Agreement and signed by the (i) Company, (ii) the Founder, and (iii) the Investors (other than the Founder) holding a majority of the Common Stock issued (and Common Stock issued upon conversion of the Shares issued pursuant to this Agreement, excluding any of such shares that have been sold to the public or pursuant to Rule 144). Any such amendment, waiver, discharge or termination effected in accordance with this paragraph shall be binding upon each holder of any securities purchased under this Agreement at the time outstanding (including securities into which such securities have been converted or exchanged or for which such securities have been exercised) and each future holder of all such securities. Each Investor acknowledges that by the operation of this paragraph, the holders of a majority of the Common Stock issued or issuable upon conversion of the Shares issued pursuant to this Agreement (excluding any of such shares held by the Founder or that have been sold to the public or pursuant to Rule 144) will have the right and power to diminish or eliminate all rights of the Investor under this Agreement.

7.2 *Notices*

All notices and other communications required or permitted hereunder shall be in writing and shall be mailed by registered or certified mail, postage prepaid, or otherwise delivered by hand or by messenger addressed:

(a) if to an Investor, at the Investor's address as shown in the Company's records, as may be updated in accordance with the provisions hereof;

(b) if to any other holder of any Shares at such address as shown in the Company's records, or, until any such holder so furnishes an address to the Company, then to and at the address of the last holder of such Shares for which the Company has contact information in its records; or

(c) if to the Company, one copy should be sent to Charron Favreau, S.P.C., at the address set forth on the Company signature page hereto, Attn: CEO, or at such other address as the Company shall have furnished to the Investor; with a copy to G. Scott Greenburg, FarPoint Venture Law PC, 2604 3rd Avenue, Suite 100, Seattle, WA, 98121.

Alternatively, with respect to any notice given under or other communication in connection with this Agreement, the Agreements, any provision of the California Corporations Code, the Company Articles of Incorporation, the Company bylaws, and any notice to shareholders whether or not in connection herewith (collectively, "**Notice**"), the Company its officers, representatives, and assigns, each Founder, each Investor, and any other signatory to this Agreement ("**Notice Party**") affirmatively agrees that such Notice may be given by facsimile, by electronic mail, including notices via DocuSign or with links to web sites and materials posted online at an Internet site or otherwise available for like online review, or by other non-physical electronic or photooptical commonly used delivery method ("**Electronic Notice**") to the facsimile number or email address as shown in the Company's records, as may be updated in accordance with the provisions hereof. In the case of Electronic Notice received by the Company, such Notice will not be accepted by the Company if (i) for any reason the Company's reasonable measures of verification that the sender is the person it purports to be cannot or do not allow it to verify the sender; or (ii) the Company, for any reason, is incapable of retaining, retrieving or reviewing such message or rendering it into a clearly legible tangible form.

Each Notice Party executing this Agreement hereby consents ("**Written Consent**") to the use of Electronic Notice by the Notice Party in receiving and providing Notice as long as such Notice creates a record that is capable of retention, retrieval and review and such Notice may be rendered into clearly legible tangible form. Each Notice Party hereby agrees and understands, as evidenced by execution of this Agreement, that (i) this Written Consent is meant to comply with the requirements of the California Corporations Code regarding notice via electronic transmission; (ii) Notice Parties receiving notice from the Company via Electronic Notice have a right to have a record provided or made available on paper or in nonelectronic form; (iii) Written Consent applies to all Notices and (iv) in order to withdraw this Written Consent with respect to a Notice Party an individual must provide the Notice Party a Notice revoking consent pursuant to the provisions of this Agreement.

Each Notice shall for all purposes of this Agreement be treated as effective or having been given when delivered if delivered personally, via overnight carrier or via Electronic Notice, or, if sent by mail, at the earlier of its receipt or 72 hours after the same has been deposited in a regularly maintained receptacle for the deposit of the United States mail, addressed and mailed as aforesaid.

7.3 *Governing Law*

This Agreement shall be governed in all respects by the internal laws of the State of Washington as applied to agreements entered into among California residents to be performed entirely within Washington, without regard to principles of conflicts of law.

7.4 *Brokers or Finders*

The Company shall indemnify and hold harmless each Investor from any liability for any commission or compensation in the nature of a brokerage or finder's fee or agent's commission (and the costs and expenses of defending against such liability or asserted liability) for which such Investor or any of its constituent partners, members, officers, directors, employees or representatives is directly responsible to the extent such liability is attributable to any inaccuracy or breach of the representations and warranties contained in Section 3.17, and each Investor agrees to indemnify and hold harmless the Company and each other Investor from any liability for any commission or compensation in the nature of a brokerage or finder's fee or agent's commission (and the costs and expenses of defending against such liability or asserted liability) for which the Company, any other Investor or any of their constituent partners, members, officers, directors, employees or representatives is responsible to the extent such liability is attributable to any inaccuracy or breach of the representations and warranties contained in Section 4.11.

7.5 *Expenses*

The Company and the Investors shall each pay their own expenses in connection with the transactions contemplated by this Agreement.

7.6 *Survival*

The representations, warranties, covenants and agreements made in this Agreement shall survive any investigation made by any party hereto and the closing of the transactions contemplated hereby for one year from the date of the Closing.

7.7 *Successors and Assigns*

This Agreement, and any and all rights, duties and obligations hereunder, shall not be assigned, transferred, delegated or sublicensed by any Investor without the prior written consent of the Company. Any attempt by an Investor without such permission to assign, transfer, delegate or sublicense any rights, duties or obligations that arise under this Agreement shall be void. Subject to the foregoing and except as otherwise provided herein, the provisions of this Agreement shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the parties hereto.

7.8 *Entire Agreement*

This Agreement, including the exhibits and schedules attached hereto, constitute the full and entire understanding and agreement among the parties with regard to the subjects hereof and thereof. No party shall be liable or bound to any other party in any manner with regard to the subjects hereof or thereof by any warranties, representations or covenants except as specifically set forth herein or therein.

7.9 *Delays or Omissions*

Except as expressly provided herein, no delay or omission to exercise any right, power or remedy accruing to any party to this Agreement upon any breach or default of any other party under this Agreement shall impair any such right, power or remedy of such non-defaulting party, nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring, nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party to this Agreement, shall be cumulative and not alternative.

7.10 *Severability*

If any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, portions of such provision, or such provision in its entirety, to the extent necessary, shall be severed from this Agreement, and such court will replace such illegal, void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the same economic, business and other purposes of the illegal, void or unenforceable provision. The balance of this Agreement shall be enforceable in accordance with its terms.

7.11 *Counterparts*

This Agreement may be executed in any number of counterparts, each of which shall be enforceable against the parties actually executing such counterparts, and all of which together shall constitute one instrument.

7.12 *Telecopy Execution and Delivery*

A facsimile, telecopy, PDF copy or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by facsimile, DocuSign or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes. At the request of any party hereto, all parties hereto agree to execute and deliver an original of this Agreement as well as any facsimile, telecopy or other reproduction hereof.

7.13 *Jurisdiction; Venue*

With respect to any disputes arising out of or related to this Agreement, the parties consent to the exclusive jurisdiction of, and venue in, the state district courts in Los Angeles, California (or in the event of exclusive federal jurisdiction, the U.S. District courts, Southern District of California).

7.14 *Further Assurances*

Each party hereto agrees to execute and deliver, by the proper exercise of its corporate, limited liability company, partnership or other powers, all such other and additional instruments and documents and do all such other acts and things as may be necessary to more fully effectuate this Agreement.

7.15 *SPV Reorganization*

The Investor hereby agrees to take any and all actions determined by the Company's board of directors in good faith to be advisable to reorganize this instrument and any shares of the Capital Stock issued pursuant to the terms of this instrument into a special-purpose vehicle or other entity designed to aggregate the interests of security holders.

7.16 *Repurchase.*

If the Company determines, in its sole discretion, that it is likely that within six months the securities of the Company will be held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended, as required by Section 12(g) thereof, the Company shall have the option to repurchase this instrument from the Investor for the greater of (i) the Purchase Amount and (ii) the fair market value of this instrument, as determined by an independent appraiser of securities chosen by the Company (such repurchase, the "**Repurchase**," and such greater value, the "**Repurchase Value**"). Such independent appraiser shall be regularly engaged in the valuation of securities. The foregoing repurchase option terminates upon a Change of Control or Dissolution Event.

(The remainder of this page is left intentionally blank.)

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed and delivered by their proper and duly authorized officers as of the date and year first written above.

COMPANY:

Charron Favreau, S.P.C.
a Washington Social Purpose Corporation

By: _____
Name: *Kurt Charron, President*

Address:
4682 Calle Bollero, Unit B
Camarillo, CA 93012

INVESTORS, as listed on attached signature pages:

[Company Signature Page to Common Stock Purchase Agreement]

FOUNDER SIGNATURE PAGE TO:

CHARRON FAVREAU, S.P.C.

COMMON STOCK PURCHASE AGREEMENT, DATED [EFFECTIVE DATE] ;
INVESTORS' RIGHTS AGREEMENT DATED [EFFECTIVE DATE] ;
VOTING AGREEMENT DATED [EFFECTIVE DATE] ; AND
RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT DATED [EFFECTIVE DATE]

The below named Founder has hereby executed this signature page and in doing so agrees as Founder to the terms of the above listed Charron Favreau, S.P.C. Common Stock Purchase Agreement, the Second Amended and Restated Investors' Rights Agreement; the Second Amended and Restated Voting Agreement; and the Second Amended and Restated Right of First Refusal and Co-Sale Agreement.

FOUNDER:

Kurt Charron

[Founder Joint Signature Page]



chareau
ALOE LIQUEUR

IN WITNESS WHEREOF, the parties have executed the agreements* as of [EFFECTIVE DATE].

Number of Shares: [SHARES]

Aggregate Purchase Price: $[AMOUNT]

COMPANY: CHARRON FAVREAU, S.P.C.

Founder Signature

Signature
[FOUNDER_NAME]

Name:

Title: [FOUNDER_TITLE]

SUBSCRIBER:

Investor Signature

Signature

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

State of Residency: [STATE]

*Execution of this page constitutes execution of the Company's Common Stock Purchase Agreement, Investors Rights Agreement, Voting Agreement and Right of First Refusal and Co-Sale Agreement

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The Subscriber is a resident of the state set forth herein.

Please indicate Yes or No by checking the appropriate box:
[   ] Accredited
[X] Not Accredited

SIGNATURE PAGE TO
SUBSCRIPTION AGREEMENT

EXHIBIT A

SCHEDULE OF INVESTORS

Schedule of Investors – Initial Closing [EFFECTIVE DATE]

Name, Address, Phone, Email	Date	Total	Whole Shares

Only whole shares purchased, return of investor advances for fractional shares waived.

EXHIBIT B

ARTICLES OF INCORPORATION

As Filed

EXHIBIT C

INVESTORS' RIGHTS AGREEMENT

As Executed

EXHIBIT D

VOTING AGREEMENT

As Executed

EXHIBIT E

RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT

As Executed

EXHIBIT F

SCHEDULE OF EXCEPTIONS

This Schedule of Exceptions is made and given as of __[EFFECTIVE DATE]__ at the initial closing of the sale of Common Stock at $4.55 per share pursuant to Section 3 of the Common Stock Purchase Agreement, dated as of __[EFFECTIVE DATE]__ (the "**Agreement**"), among Charron Favreau, S.P.C. (the "**Company**") and the Investors and Founder listed on the Schedule of Investors thereto. All capitalized terms used but not defined herein shall have the meanings as defined in the Agreement, unless otherwise provided. The section numbers below correspond to the section numbers of the representations and warranties in the Agreement; provided, however, that any information disclosed herein under any section number shall be deemed to be disclosed and incorporated into any other section number under the Agreement where such disclosure would be appropriate.

Nothing in this Schedule of Exceptions is intended to broaden the scope of any representation or warranty contained in the Agreement or to create any covenant. Inclusion of any item in this Schedule of Exceptions (1) does not represent a determination that such item is material or establish a standard of materiality, (2) does not represent a determination that such item did not arise in the ordinary course of business, (3) does not represent a determination that the transactions contemplated by the Agreement require the consent of third parties, and (4) shall not constitute, or be deemed to be, an admission to any third party concerning such item. This Schedule of Exceptions includes brief descriptions or summaries of certain agreements and instruments, copies of which are available upon reasonable request. Such descriptions do not purport to be comprehensive, and are qualified in their entirety by reference to the text of the documents described.

[Remainder of page intentionally left blank]

Section 3.2. Subsidiaries

The following sets forth the corporate structure and subsidiaries of the Company:

Section 3.6. Material Contracts

Section 3.7 Intellectual Property

We rely on a combination of trademark and trade secrecy laws, confidentiality procedures and contractual provisions to protect our intellectual property rights. We currently hold no patents or patent applications. We assert copyright ownership generally in our written works but have no formal copyright registration process in place. We own or control, directly or through entities we own or our employees who will assign to us, the following intellectual property and internet domain names:

ADD TRADEMARKS

In addition, we are pursuing trademark registrations in Europe and various international jurisdictions.

EXHIBIT G

FOUNDER

[EFFECTIVE DATE]

Founder
Kurt Charron

EXHIBIT H

CHARRON FAVREAU, S.P.C.
OFFICER CERTIFICATE

_____

1.   This certificate (the "**Certificate**") is being furnished to the Investors pursuant to Section 5.1 and 5.2 of that certain Common Stock Purchase Agreement, dated as of [EFFECTIVE DATE] , by and among Charron Favreau, S.P.C., a Washington Social Purpose Corporation (the "**Company**"), and the Investors (the "**Agreement**"). Capitalized terms used and not otherwise defined in this Certificate shall have the meanings given to them in the Agreement.

The undersigned, Kurt Charron, in his capacity as Chief Executive Officer of Charron Favreau, S.P.C., for and on behalf of the Company, but without personal liability, hereby certifies that:

(i) the representations and warranties made by or regarding the Company or any Subsidiary in Section 3 of the Agreement (as modified by the disclosures on the Schedule of Exceptions) were true and correct on the date of Closing (except that those representations and warranties that address matters only as of a particular date need only have been true and correct on such date); and

(ii) all covenants, agreements and conditions contained in the Agreement to be performed by the Company on or prior to the Closing have been performed or complied with in all material respects.

IN WITNESS WHEREOF, the undersigned executed this Certificate as of the date first written above.

Charron Favreau, S.P.C., a Washington Social Purpose Corporation

By: _*Investor Signature*_____

Name: Kurt Charon

Title: Managing Partner